As filed with the Securities and Exchange Commission on October 27, 2003.
                                                        Registration No. 333-___
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 _______________
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                              ___________________

                           MPOWER HOLDING CORPORATION
             (Exact name of registrant as specified in its charter)

          Delaware                                               52-2232143
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)

                          175 Sully's Trail, Suite 300
                               Pittsford, NY 14534
                                 (585) 218-6550
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               ___________________

                           Russell I. Zuckerman, Esq.
              Senior Vice President, General Counsel and Secretary
                          175 Sully's Trail, Suite 300
                               Pittsford, NY 14534
                                 (585) 218-6550

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                               ___________________

                                    Copy to:
                                Mark Roppel, Esq.
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000
                               ___________________

     Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|
                              ___________________

                         CALCULATION OF REGISTRATION FEE

=========================================================================================================================
                                                                        Proposed         Proposed maximum
                                                                    maximum offering        aggregate        Amount of
            Title of each class of                Amount to be           price            offering price    registration
          securities to be registered            registered (1)      per share (2)             (2)              fee
-------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.001                 15,962,145 shares         $1.56                $24,900,946.20   $2,014.49
=========================================================================================================================

(1) Includes (A) 12,940,741 shares of common stock issued pursuant to the terms of a Securities Purchase Agreement, dated as of September 25, 2003, by and among Mpower Holding Corporation and the purchasers named therein (the "Purchase Agreement"), (B) 2,588,148 shares of common stock issuable upon exercise of warrants issued pursuant to the Purchase Agreement and (C) 433,256 shares of common stock issuable upon the exercise of warrants issued to or to be issued to the placement agent in connection with the Purchase Agreement. Pursuant to Rule 416 under the Securities Act, the number of shares of common stock registered includes an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.
(2) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 and based upon the average high and low prices for our common stock reported on the NASD Over-the-Counter Bulletin Board on October 24, 2003.

                               ___________________

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

================================================================================

                  Subject to Completion, dated October 27, 2003

PROSPECTUS

[The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.]

                           MPOWER HOLDING CORPORATION



                            15,962,145 Common Shares

                               ___________________

          The selling stockholders listed on page 14, which we refer to in this prospectus as the selling stockholders, not Mpower Holding Corporation, will be selling the shares of our common stock, par value $0.001 per share, offered by this prospectus. The 15,962,145 shares of our common stock offered by this prospectus include 3,021,404 shares of common stock issuable upon exercise of warrants issued or to be issued to the selling stockholders in connection with the Securities Purchase Agreement, dated as of September 25, 2003 among us and certain of the selling stockholders, which we refer to in this prospectus as the purchase agreement. We will not receive any of the proceeds from the sale of these shares pursuant to this prospectus. We issued or will issue all of the shares of common stock and the warrants to the selling stockholders in connection with a private placement transaction completed on September 25, 2003.

          The shares of our common stock offered by this prospectus may be sold from time to time by the selling stockholders, at prices and on terms to be determined at the time of sale.

          Our common stock is quoted on the NASD Over-the-Counter Bulletin Board under the symbol "MPOW." On October 24, 2003, the closing price of our common stock was $1.50 per share.

                               ___________________

        Investing in our common stock involves risks. See "Risk Factors"
                              beginning on page 3.

                               ___________________

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                               ___________________

                  The date of this prospectus is    , 2003.

                                TABLE OF CONTENTS

PROSPECTUS SUMMARY.............................................................1

RISK FACTORS...................................................................3

ABOUT THIS PROSPECTUS.........................................................12

FORWARD-LOOKING STATEMENTS....................................................12

USE OF PROCEEDS...............................................................13

SELLING STOCKHOLDERS..........................................................14

GOVERNMENT REGULATIONS........................................................17

DESCRIPTION OF CAPITAL STOCK..................................................19

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS..................24

PLAN OF DISTRIBUTION..........................................................26

WHERE YOU CAN FIND MORE INFORMATION...........................................27

LEGAL MATTERS.................................................................28

EXPERTS.......................................................................28


          You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus may only be accurate as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any offer or sale of our common stock.

          In this prospectus, we use the terms "Mpower Holding," "Mpower," "we," "us," "our" and "our company" to refer to Mpower Holding Corporation, a Delaware corporation.

                               PROSPECTUS SUMMARY

          This summary highlights information about us. Because this section is a summary, it may not contain all of the information you should consider before investing in shares of our common stock. You should carefully read this entire prospectus, including the "Risk Factors" section, and the other documents we refer to and incorporate by reference in this prospectus for a more complete understanding of our company and the shares of common stock offered by this prospectus. In particular, we incorporate important business and financial information in this prospectus by reference.

Our Company

          Mpower Holding Corporation is a competitive local exchange carrier offering local dial-tone, long distance, high-speed Internet access via dedicated Symmetrical Digital Subscriber Line, which we refer to in this prospectus as SDSL technology, voice over SDSL, Trunk Level 1, which we refer to in this prospectus as T1, Integrated T1 and Data-only T1, as well as other voice and data features. Our services are offered primarily to small and medium-sized business customers through our wholly owned subsidiary, Mpower Communications Corp.

          As of September 30, 2003, we provided services to small and medium-sized business customers in five markets: Los Angeles, California, San Diego, California, Northern California, Las Vegas, Nevada and Chicago, Illinois. Our network consists of 294 incumbent carrier central office collocation sites providing us access to more than 5.3 million addressable business lines. We have 280 central office collocation sites that are SDSL capable and 211 that are T1 capable. We have established working relationships with the following incumbent local exchange carriers, which we refer to in this prospectus as ILEC's: Sprint, Verizon and Southwestern Bell Corporation (including its operating subsidiaries PacBell and Ameritech). We have over 260,000 lines in service. As of September 30, 2003, we had 755 employees.

          We were one of the first competitive communications carriers to implement a facilities-based network strategy. As a result, we own the network switches that control how voice and data communications originate and terminate, and lease the telephone lines, or transport systems, over which the voice and data traffic are transmitted. We install our network equipment at collocation sites of the ILEC from whom we rent standard telephone lines. Because we have already built our network, we believe we can sustain service in our markets at a comparatively low cost, while maintaining control of the access to our customers.

          Our business strategy is to deliver integrated voice and broadband data solutions. Specifically, we provide small and medium-sized business customers with a full suite of communications services and features, including local telephone service, long distance, broadband Internet via SDSL and T1, integrated on one bill, with the convenience of a single source provider. We have approximately 53,000 business customer relationships. A business customer relationship is defined by the number of bills we provide to our customers every month. For example, we have some business customers for whom we provide service at multiple locations and for whom we issue a single bill which we define as a single business customer relationship. Conversely, we have some business customers for whom we provide service at multiple locations and for whom we issue a separate bill for each location which we define as a multiple business customer relationship.

          We are able to offer fully integrated and channelized voice and data products over a T1 connection through our existing equipment, interconnection agreements with ILECs, and network. In order to serve the largest portion of our target market, our combined voice and data network allows us to deliver services in several combinations over the most favorable technology: basic phone service on the traditional phone network, SDSL service, integrated T1 voice and data service, or data-only T1 connectivity.

Recent Developments

Private Placement

          On September 25, 2003, pursuant to the Purchase agreement, we raised gross proceeds of $17.5 million through the private placement of 12,940,741 common shares at $1.35 per share. We also issued warrants to purchase 2,588,148 shares of common stock at a price of $1.62 per share in connection with the transaction. In addition, pursuant to an exclusive finders agreement, dated as of September 5, 2003, between us and The Shemano Group, Inc., which we refer to in this prospectus as the finder's agreement, we issued additional warrants to purchase 349,400 shares of common stock at a price of $1.62 per share as partial consideration for services rendered in connection with the private placement.

Liquidity

          As of September 30, 2003, we had $36.6 million in cash and cash equivalents available for operations. This includes the net proceeds of the September 25, 2003 private placement transaction described above.

          We have an agreement with a lending institution for a revolving line of credit facility of up to $7.5 million, which is secured by certain customer accounts receivable. This credit facility bears interest at prime plus 2% and expires on January 24, 2006. The average outstanding balance under the credit facility during the quarter ended September 30, 2003 was $4.9 million, and was $3.7 million as of September 30, 2003.

          We believe we have sufficient resources to fund our planned operations.

          We are a Delaware corporation. Our principal executive offices are located at 175 Sully's Trail, Suite 300, Pittsford, New York 14534. Our telephone number s: (585) 218-6550.

                                  RISK FACTORS

          Before you invest in shares of our common stock, you should be aware of various risks, including the risks described below. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. The risks and uncertainties described below or incorporated by reference in this prospectus are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business and operations.

                      Risk Factors Related To Our Business

We have historically recorded losses and negative cash flow.

          We recorded net losses of $19.9 million for the six months ended June 30, 2003 and $94.4 million, $467.7 million and $244.7 million, respectively for the fiscal years ended December 31, 2002, 2001 and 2000. In addition, we had negative cash flow from operations of $9.1 million for the six months ended June 30, 2003 and $124.2 million, $219.3 million and $141.3 million, respectively for the fiscal years ended December 31, 2002, 2001 and 2000. At the present time, we do not generate enough cash flow to cover our operating costs and capital expenditures. We cannot assure you that we will achieve or sustain profitability or generate sufficient positive cash flow from operations to meet our planned capital expenditures, working capital and any future debt service requirements.

We may need additional funds that we may not be able to obtain.

          If we cannot generate or otherwise obtain sufficient funds, if needed, we may not be able to grow our business or compete in the communications industry. We expect to fund any capital requirements through existing resources, internally generated funds and debt or equity financing, if needed. We cannot assure you we will be successful in raising sufficient debt or equity financing, if and when needed, on acceptable terms or at all.

Future debt may create financial and operating risks for us.

          Debt we may incur in the future could have important consequences to you, including the following:

          o It could limit our ability to obtain additional financing for working capital, capital expenditures, and general corporate purposes;

          o It could require us to dedicate a substantial portion of our cash flow from operations to payments of principal and interest on our debt, thereby reducing the funds available to us for other purposes, including working capital, capital expenditures, and general corporate purposes;

          o It could make us more vulnerable to changes in general economic conditions or increases in prevailing interest rates; limiting our ability to withstand competitive pressures and reducing our flexibility in responding to changing business and economic conditions;

          o It could limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

          o It could place us at a competitive disadvantage compared to our competitors that have less debt;

          o Our failure to comply with the restrictions contained in any of our financing agreements could lead to a default which could result in our being required to repay all of our outstanding debt; and

          o Future agreements which may govern the terms of debt we may incur may contain covenants that may restrict our ability to:

               -    incur additional debt;

               -    pay dividends and make other distributions;

               -    prepay subordinated debt;

               -    make investments and other restricted payments;

               -    create liens and sell assets; and

               -    engage in transactions with affiliates.

          Our failure to comply with these covenants could lead to a default under the terms of our debt, requiring us to repay all of our then outstanding debt.

Our operating results may fluctuate.

          Our annual and quarterly operating results may fluctuate as a result of numerous factors, many of which are outside of our control. These factors include:

          o delays in the generation of revenue because certain network elements have lead times that are controlled by incumbent carriers and other third parties;

          o the ability to develop and commercialize new services by us or our competitors;

          o the ability to deploy on a timely basis our services to adequately satisfy customer demand;

          o    our ability to successfully operate and maintain our networks;

          o    the rate at which customers subscribe to our services;

          o decreases in the prices for our services due to competition, volume-based pricing and other factors;

          o the development and operation of our billing and collection systems and other operational systems and processes;

          o the rendering of accurate and verifiable bills from the ILECs from whom we lease transport and resolution of billing disputes;

          o the incorporation of enhancements, upgrades and new software and hardware products into our network and operational processes that may cause unanticipated disruptions; and

          o the interpretation and enforcement of regulatory developments and court rulings concerning the 1996 Telecommunications Act, interconnection agreements and the antitrust laws.

Our success depends on the effectiveness and retention of our management team.

          Our business is managed by a small number of key management personnel, the loss of some of whom could impair our ability to carry out our business plan. We believe our future success will depend in large part on our ability to attract and retain highly skilled and qualified personnel. We cannot assure you that our management team will remain with us. It may be difficult to find suitable replacements for any departing management personnel. We do not maintain key man insurance on any of our officers.

If our equipment does not perform as we expect, it could delay our introduction of new services.

          In implementing our strategy, we may use new or existing technologies to offer additional services. We also plan to use equipment manufactured by multiple vendors to offer our current services and future services in each of our markets. If we cannot successfully install and integrate the technology and equipment necessary to deliver our current services and any future services within the time frame and with the cost effectiveness we currently contemplate, we could be forced to delay or abandon the introduction of new services. This could also affect our ability to attract and retain customers.

The failure of our operations support system to perform as we expect could impair our ability to retain customers and obtain new customers or could result in increased capital expenditures.

          Our operations support system is an important factor in our success. If our operations support system fails or is unable to perform, we could suffer customer dissatisfaction, loss of business or the inability to add customers on a timely basis, any of which would adversely affect our business, financial condition and results of operations. Furthermore, problems may arise with higher processing volumes or with additional automation features, which could potentially result in system breakdowns and delays and additional, unanticipated expense to remedy the defect or to replace the defective system with an alternative system.

Our failure to manage growth could result in increased costs.

          We may be unable to manage our growth effectively. This could result in increased costs and delay our introduction of additional services. The development of our business will depend on, among other things, our ability to achieve the following goals in a timely manner, at reasonable costs and on satisfactory terms and conditions:

          o    purchase, install and operate equipment;

          o negotiate suitable interconnection agreements with, and arrangements for installing our equipment at the central offices of, ILECs on satisfactory terms and conditions;

          o    hire and retain qualified personnel;

          o    lease suitable access to transport networks; and

          o    obtain required government authorizations.

          Any significant growth will place a strain on our operational, human and financial resources and will also increase our operating complexity as well as the level of responsibility for both existing and new management personnel. Our ability to manage our growth effectively will depend on the continued development of plans, systems and controls for our operational, financial and management needs and on our ability to expand, train and manage our employee base.

Our services may not achieve sufficient market acceptance to become profitable.

          To be successful, we must develop and market services that are widely accepted by businesses at profitable prices. Our success will depend upon the willingness of our target customers to accept us as an alternative provider of local, long distance, high-speed data and Internet services. Although we are in the process of rolling out additional products and services, we might not be able to provide the range of communication services our target business customers need or desire.

Our failure to achieve or sustain market acceptance at desired pricing levels could impair our ability to achieve profitability or positive cash flow.

          Prices for data communication services have fallen historically, a trend which may continue. Accordingly, we cannot predict to what extent we may need to reduce our prices to remain competitive or whether we will be able to sustain future pricing levels as our competitors introduce competing services or similar services at lower prices. Our ability to meet price competition may depend on our ability to operate at costs equal to or lower than our competitors or potential competitors. There is a risk that competitors, perceiving us to lack capital resources, may undercut our rates, increase their services or take other actions that could be detrimental to us.

If we are unable to negotiate and enforce favorable interconnection agreements, we could have difficulty operating profitably in our existing markets.

          We must renew favorable interconnection agreements with other companies, including ILECs, in the markets in which we operate. The rates charged to us under the interconnection agreements might not continue to be low enough for us to attract a sufficient number of customers and to operate our business on a profitable basis. Our interconnection agreements provide for our connection and maintenance orders to receive attention on the same basis as the ILECs' customers and for the ILECs to provide adequate capacity to keep blockage within industry standards.

Delays by the ILECs in connecting our customers to our network could result in customer dissatisfaction and loss of business.

          We rely on the timeliness of ILECs and competitive carriers in processing our orders for customers switching to our service and in maintaining the customers' standard telephone lines to assure uninterrupted service. The ILECs are our competitors and have limited experience leasing standard telephone lines to other companies. Therefore, the ILECs might not be able to provide and maintain leased standard telephone lines in a prompt and efficient manner as the number of standard telephone lines requested by competitive carriers increases.

We may not be able to service our customers if we cannot secure sufficient telephone lines and cable to meet our future needs.

          We may not be able to renew our lease arrangements or obtain comparable arrangements from other carriers in our existing markets. Because we lease rather than construct telephone lines and cable in each of our markets, we would be unable to service our customers if we are not able to obtain sufficient telephone lines and cable. Our inability to lease sufficient telephone lines and cable could result in the loss of customers and the inability to add new customers.

Our reliance on a limited number of equipment suppliers could result in additional expenses.

          We currently rely and expect to continue to rely on a limited number of third party suppliers to manufacture the equipment we require. If our suppliers enter into competition with us, or if our competitors enter into exclusive or restrictive arrangements with our suppliers it may materially and adversely affect the availability and pricing of the equipment we purchase. Our reliance on third-party vendors involves a number of additional risks, including the absence of guaranteed supply and reduced control over delivery schedules, quality assurance, production yields and costs.

          We cannot assure you that our vendors will be able to meet our needs in a satisfactory and timely manner in the future or that we will be able to obtain alternative vendors when and if needed. It could take a significant period of time to establish relationships with alternative suppliers for critical technologies and to introduce substitute technologies into our network. In addition, if we change vendors, we may need to replace all or a portion of the equipment deployed within our network at significant expense in terms of equipment costs and loss of revenues in the interim.

We may not be able to compete successfully in the highly competitive telecommunications industry with competitors that have greater resources than we do.

          Our success depends upon our ability to compete with other telecommunications providers in each of our markets, many of which have substantially greater financial, marketing and other resources than we have. In addition, competitive alternatives may result in substantial customer turnover in the future. A growing trend towards consolidation of communications companies and the formation of strategic alliances within the communications industry, as well as the development of new technologies, could give rise to significant new competitors. We cannot assure you that we will be able to compete successfully.

If we are not able to obtain or implement new technologies, we may lose business and limit our ability to attract new customers.

          We may be unable to obtain access to new technology on acceptable terms or at all. We may be unable to adapt to new technologies and offer services in a competitive manner. If these events occur, we may lose customers to competitors offering more advanced services and our ability to attract new customers would be hindered. Rapid and significant changes in technology are expected in the communications industry. We cannot predict the effect of technological changes on our business. Our future success will depend, in part, on our ability to anticipate and adapt to technological changes, evolving industry standards and the changing needs of our current and prospective customers.

A system failure or breach of network security could cause delays or interruptions of service to our customers and result in customer dissatisfaction.

          Interruptions in service, capacity limitations or security breaches could have a negative effect on customer acceptance and, therefore, on our ability to attract new customers and a negative effect on our business financial condition or results of operations. Our networks may be affected by physical damage, power loss, capacity limitations, software defects, breaches of security by computer viruses, break-ins or otherwise and other factors which may cause interruptions in service or reduced capacity for our customers.

If we are unable to effectively deliver our services to a substantial number of customers, we may not achieve our revenue goals.

          We cannot guarantee that our network will be able to connect and manage a substantial number of customers at high transmission speeds. If we cannot achieve and maintain digital transmission speeds that are otherwise available in a particular market, we may lose customers to competitors with higher transmission speeds and we may not be able to attract new customers. While digital transmission speeds of up to 1.5 Mbps are possible on portions of our network, that speed may not be available over a majority of our network. Actual transmission speeds on our network will depend on a variety of factors many of which are beyond our control, including the distance an end user is located from a central office, the quality of the telephone lines, the presence of interfering transmissions on nearby lines and other factors.

We may lose customers or potential customers because the telephone lines we require may be unavailable or in poor condition.

          Our ability to provide certain services to potential customers depends on the quality, physical condition, availability and maintenance of telephone lines within the control of the ILECs. If the telephone lines are not adequate, we may not be able to provide certain services to many of our target customers and our expected revenues will be diminished. In addition, the ILECs may not maintain the telephone lines in a condition that will allow us to implement certain services effectively or may claim they are not of sufficient quality to allow us to fully implement or operate certain services.

Interference or claims of interference could result in customer dissatisfaction.

          Interference, or claims of interference by the ILECs, if widespread, could adversely affect our speed of deployment, reputation, brand image, service quality and customer satisfaction and retention. Technologies deployed on copper telephone lines, such as DSL, have the potential to interfere with other technologies on the copper telephone lines. Interference could degrade the performance of our services or make us unable to provide service on selected lines and the customers served by those lines. Although we believe our DSL technologies, like other technologies, do not interfere with existing voice services, ILECs may claim the potential for interference permits them to restrict or delay our deployment of DSL services. The procedures to resolve interference issues between competitive carriers and ILECs are still being developed. We may be unable to successfully resolve interference issues with ILECs.

Our success will depend on growth in the demand for Internet access and high-speed data services.

          If the markets for the services we offer, including Internet access and high-speed data services, fail to develop, grow more slowly than anticipated or become saturated with competitors, we may not be able to achieve our projected revenues. The markets for business Internet and high-speed data services are in the early stages of development. Demand for Internet services is highly uncertain and depends on a number of factors, including the growth in consumer and business use of new interactive technologies, the development of technologies that facilitate interactive communication between organizations and targeted audiences, security concerns and increases in data transport capacity.

          In addition, the market for high-speed data transmission is relatively new and evolving. Various providers of high-speed digital services are testing products from various suppliers for various applications, and no industry standard has been broadly adopted. Critical issues concerning commercial use of DSL for Internet and high-speed data access, including security, reliability, ease of use and cost and quality of service, remain unresolved and may impact the growth of these services.

The desirability and marketability of our Internet service may be adversely affected if we are not able to maintain reciprocal relationships with other Internet service providers.

          The Internet is comprised of many Internet service providers and underlying transport providers who operate their own networks and interconnect with other Internet service providers at various points. As we continue the operation of Internet services, connections to the Internet will be provided through wholesale carriers. We anticipate that as our volume increases, we will enter into reciprocal agreements with other Internet service providers. We cannot assure you other national Internet service providers will maintain reciprocal relationships with us. If we are unable to maintain these relationships, our Internet services may not be attractive to our target customers, which would impair our ability to retain and attract customers. In addition, the requirements associated with maintaining relationships with the major national Internet service providers may change. We cannot assure you that we will be able to expand or adapt our network infrastructure to meet any new requirements on a timely basis, at a reasonable cost, or at all.

We may incur liabilities as a result of our Internet service offerings.

          United States law relating to the liability of on-line service providers and Internet service providers for information carried on, disseminated through, or hosted on their systems is currently unsettled. If liability is imposed on Internet service providers, we would likely implement measures to minimize our liability exposure. These measures could require us to expend substantial resources or discontinue some of our product or service offerings. In addition, increased attention to liability issues, as a result of litigation, legislation or legislative proposals could adversely affect the growth and use of Internet services.

Changes in laws or regulations could restrict the way we operate our business and negatively affect our costs and competitive position.

          A significant number of the services we offer are regulated at the federal, state and/or local levels. If these laws and regulations change or if the administrative implementation of laws develops in an adverse manner, there could be an adverse impact on our costs and competitive position. In addition, we may expend significant financial and managerial resources to participate in administrative proceedings at either the federal or state level, without achieving a favorable result. We believe incumbent carriers and others may work aggressively to modify or restrict the operation of many provisions of the Telecommunications Act. We expect ILECs and others to continue to pursue litigation in courts, institute administrative proceedings with the FCC and other state regulatory agencies and lobby the United States Congress, all in an effort to affect laws and regulations in a manner favorable to them and against the interest of competitive carriers. We believe that the recent changes in the make-up of the FCC and leadership changes in the Congress may create an atmosphere that is more favorable to the ILECs. For more details about our regulatory situation, please see "Government Regulations."

We may face challenges to the use of the Mpower trademark.

          Other companies utilizing trademarks that are similar to our trademark may at some time challenge our use of the Mpower mark. A challenge to the mark could result in litigation to defend our mark and could ultimately require us to adopt a new trademark for our services and products.

The prices we charge for our services and pay for the use of services of ILECs and other competitive carriers may be negatively affected in regulatory proceedings, which could result in decreased revenues, increased costs and loss of business.

          If we were required to decrease the prices we charge for our services or to pay higher prices for services we purchase from ILECs and other competitive carriers, it would have an adverse effect on our ability to achieve profitability and offer competitively priced services. We must file tariffs with state and federal regulators which indicate the prices we charge for our services. In addition, we purchase some tariffed services from ILECs and/or competitive carriers. The rates we pay for other services we purchase from ILECs and other competitive carriers are set by negotiations between the parties. All of the tariffed prices may be challenged in regulatory proceedings by customers, including ILECs, competitive carriers and long distance carriers who purchase these services. These negotiated rates are also subject to regulatory review. In April 2001, the FCC released an order establishing benchmark rates for competitive local carrier switched access charges. Under the order, competitive local carrier access rates that are at or below the benchmark rates will be presumed to be just and reasonable, and carriers like us may impose them by tariff. Above the benchmark, these carriers' access service will be mandatorily detariffed, so the competitive local carriers must negotiate higher rates with long distance carriers. During the pendency of the negotiations, or if the parties cannot agree, the local carrier must charge the long distance carrier the appropriate benchmark rate. This could have an adverse impact on our expected revenues and operating results. The prices charged by incumbent carriers for unbundled network elements, collocations and other services upon which we rely are subject to periodic review by state regulatory agencies. Change in these prices may adversely affect our business. For more details about our regulatory situation, please see "Government Regulations."

                    Risk Factors Related to Our Common Stock

Lack of trading market for our common stock.

          Our common stock is quoted on the NASD Over-the-Counter Bulletin Board (under the symbol "MPOW"). As a result, it is expected that our stockholders will find it more difficult to buy or sell shares of, or obtain accurate quotations as to the market value of, our common stock than if our common stock were listed on a national securities exchange or quoted on an inter-dealer quotation system. In addition, our common stock may be substantially less attractive as collateral for margin borrowings and loan purposes, for investment by financial institutions under their internal policies or state legal investment laws, or as consideration in future capital raising transactions.

Volatility of our stock price.

          The prices for securities of CLECs have been highly volatile. The market price for our common stock could also fluctuate due to various factors. These factors include:

          o announcements of fluctuations in our operating results or one of our competitors' operating results;

          o    market conditions for communications carriers;

          o changes in recommendations or earnings estimates by securities analysts;

          o announcements of new contracts or customers by us or our competitors, and timing and announcement of acquisitions by us or our competitors;

          o    conditions and trends in the telecommunications industry; and

          o    conditions in the local markets or regions in which we operate.

          In addition, many of the risks described elsewhere in this "Risk Factors" section could materially and adversely affect our stock price. The stock markets have experienced price and volume volatility that has affected many companies' stock prices. Many companies have experienced wide stock price fluctuations that have often been unrelated to the operating performance of those companies. Fluctuations such as these may affect the market price of our common stock.

The value of our common stock may be negatively affected by additional issuances of common stock by us and general market factors.

          Issues or sales of common stock by us will likely be dilutive to our existing common stockholders. There can be no certainty as to the effect, if any, that future issuances or sales of common stock by us, or the availability of such common stock for future issue or sale, would have on the price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public or private market, a perception in the market that such sales could occur, or the issuance of securities exercisable or convertible into our common stock could adversely affect the prevailing price of our common stock.

Certain provisions of our certificate of incorporation, by-laws and Delaware General Corporate Law may have anti-takeover effects.

          Our certificate of incorporation and by-laws contain provisions which may deter, discourage or make more difficult a takeover or change of control of our company by another corporation. These anti-takeover provisions include:

          o the authority of our board of directors to issue shares of preferred stock without stockholder approval on such terms and with such rights as our board of directors may determine, and

          o the requirement of a classified board of directors serving staggered three-year terms.

          We have also adopted a rights plan, which may make it more difficult to effect a change in control of our company and replace incumbent management. For additional information, see "Description of Capital Stock."

We have not paid dividends on our common stock.

          We have never paid a cash dividend on our common stock and do not plan to pay dividends on our common stock for the foreseeable future. As a holding company, our ability to pay dividends depends on a number of factors, including the earnings of, and cash flow available from, our operating companies.

                              ABOUT THIS PROSPECTUS

          This prospectus is part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act of 1933. This prospectus and any prospectus supplement do not contain all of the information included or incorporated by reference in the registration statement. For further information, we refer you to the registration statement and the documents incorporated by reference in the registration statement, including its exhibits. Statements contained in this prospectus and any prospectus supplement about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC's rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see the agreement or document for a complete description of these matters. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

          You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information" below.

                           FORWARD-LOOKING STATEMENTS

          This prospectus contains "forward-looking statements," which you can generally identify by our use of forward-looking words including "believe," "expect," "intend," "may," "will," "should," "could," "anticipate" or "plan" or the negative or other variations of these terms or comparable terminology, or by discussion of strategies that involve risks and uncertainties. We often use these types of statements when discussing:

          -    our plans and strategies;

          -    our anticipation of profitability or cash flow from operations;

          -    the development of our business;

          -    the expected market for our services and products;

          -    our anticipated capital expenditures;

          -    changes in regulatory requirements; and

          - other statements contained in this prospectus regarding matters that are not historical facts.

          We caution you these forward-looking statements are only predictions and estimates regarding future events and circumstances. Actual results could differ materially from those anticipated as a result of factors described in "Risk Factors" or other factors. We cannot assure you we will achieve the future results reflected in these statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus might not transpire.

                                 USE OF PROCEEDS

          We will receive no proceeds from the sale of our common stock by the selling stockholders. All of the proceeds from the sale of our common stock offered by the selling stockholders pursuant to this prospectus will go to the selling stockholders.

          The selling stockholders were issued the common stock being offered hereby in a private placement transaction with us on September 25, 2003. This transaction resulted in our receipt of gross proceeds of $17.5 million. See "Prospectus Summary--Recent Developments--Private Placement."

                              SELLING STOCKHOLDERS

          Under a registration rights agreement, dated as of September 25, 2003, we agreed to use our reasonable efforts to register the common stock of our company issued to the selling stockholders and the common stock issuable upon the conversion of warrants issued to the selling stockholders in a private placement transaction. Our registration of the common stock held by the selling stockholders does not necessarily mean that the selling stockholders will sell all or any of the shares.

          The following list of selling stockholders received their shares through the private placement transaction with us on September 25, 2003. This prospectus covers the offer and sale by each selling stockholder of their common stock. Set forth below are (i) the names of each selling stockholder, (ii) the number of shares of common stock they beneficially owned as of October 20, 2003,
(iii) the number of shares that may be offered and sold by or on their behalf and (iv) the amount of common stock to be owned by them upon the completion of the offering of common stock pursuant to this prospectus if all shares beneficially owned by them are sold. For each selling stockholder, the table assumes the sale by that selling stockholder of all of its shares of common stock available for resale pursuant to this prospectus.

            Selling Stockholder                 Shares Beneficially      Shares Being    Shares Beneficially
                                                 Owned Prior to the        Offered           Owned After
                                                      Offering                            Completion of the
                                                                                               Offering
                                                Number     Percent(a)                     Number    Percent(a)
Algonquin Capital Management......................600,000       *          600,000(4)         0           *
Aspen Partners-Series A.........................6,055,500     7.72       1,200,000(5)     4,855,500      6.21
Atlas Capital Master Fund, LTD....................900,000     1.15         900,000(6)         0           *
Atlas Capital (Q.P.), L.P.........................300,000       *          300,000(7)         0           *
Baystar Capital II, LP..........................1,800,000(1)  2.29         900,000(8)         0           *
Gruber McBaine International......................270,000       *          270,000(9)         0           *
Gryphon Master Fund, LP.........................1,128,889     1.44       1,128,889(10)        0           *
Hakala Technology Fund L.P........................390,000       *          360,000(11)       30,000       *
Hibernia Capital Management, LLC..................210,000       *          210,000(12)        0           *
JDS Capital, LP.................................2,700,000     3.44       1,200,000(13)    1,500,000      1.92
Jon D. Gruber & Linda W. Gruber.................1,200,000(2)  1.53         120,000(14)         0          *
Lagunitas Partners, L.P...........................810,000     1.03         810,000(15)         0          *
Leon Frenkel......................................365,000       *          240,000(16)      125,000       *
Lockwood Children's Long Term Trust...............210,000       *          210,000(17)         0          *
S.A.C. Capital Associates, LLC..................2,483,100     3.16       1,800,000(18)      683,100       *
SDS Merchant Fund, LP...........................1,800,000(1)  2.29         900,000(19)         0          *
Gary J. Shemano...................................273,302       *          173,302(20)      100,000       *
Michael R. Jacks..................................159,976       *          129,977(21)       30,000       *
Mark Lamb..........................................79,988       *           64,988(22)       15,000       *
Scott Cacchione....................................64,988       *           64,988(23)         0          *
Southwell Partners, L.P. .......................1,385,000     1.77       1,200,000(24)      185,000       *
TCS Capital International III LTD...............3,093,000(3)  3.94         150,540(25)    1,833,300      2.34
TCS Capital International LTD...................3,093,000(3)  3.94         718,460(26)    1,833,300      2.34
TCS Capital II L.P..............................3,093,000(3)  3.94         301,752(27)    1,833,300      2.34
TCS Capital L.P.................................3,093,000(3)  3.94          89,248(28)    1,833,300      2.34
Triage Capital Management L.P...................1,069,500     1.37         480,000(29)      589,500       *
Triage Offshore Fund, LTD.......................2,368,700     3.02       1,440,000(30)      928,700      1.19

_________________

(a) Applicable percentage of ownership is based upon 78,207,492 shares of common stock outstanding on October 2, 2003, plus any common stock equivalents and presently exercisable stock options held by each such selling stockholder, and options held by each such selling stockholder that will become exercisable upon the earlier of 120 days from the date of the purchase agreement and the date of this prospectus.
*    Less than 1% of total.

1 Includes 900,000 shares owned by Baystar Capital II, LP and 900,00 shares owned by SDS Merchant Fund, LP.

2 Includes 120,000 shares owned by Jon D. Gruber & Linda W. Gruber, 270,000 shares owned by Gruber McBaine International and 210,00 shares owned by Lagunitas Partners, L.P.

3 Includes 140,702 shares owned by Semler Fund Limited, 252,533 shares owned by TCS Capital LP, 791,499 shares owned by TCS Capital II LP, 1,471,614 shares owned by TCS Capital International LTD and 436,952 shares owned by TCS Capital International III Ltd.

4 Includes 100,000 shares issuable upon the exercise of warrants that are exercisable upon the earlier of 120 days from the date of the purchase agreement and the date of this prospectus.

5 Includes 200,000 shares issuable upon the exercise of warrants that are exercisable upon the earlier of 120 days from the date of the purchase agreement and the date of this prospectus.

6 Includes 150,000 shares issuable upon the exercise of warrants that are exercisable upon the earlier of 120 days from the date of the purchase agreement and the date of this prospectus.

7 Includes 50,000 shares issuable upon the exercise of warrants that are exercisable upon the earlier of 120 days from the date of the purchase agreement and the date of this prospectus.

8 Includes 150,000 shares issuable upon the exercise of warrants that are exercisable upon the earlier of 120 days from the date of the purchase agreement and the date of this prospectus.

9     Includes 45,000 shares issuable upon the exercise of warrants that are exercisable upon the earlier of 120 days from the date of the purchase agreement and the date of this prospectus.

10 Includes 188,148 shares issuable upon the exercise of warrants that are exercisable upon the earlier of 120 days from the date of the purchase agreement and the date of this prospectus.

11 Includes 60,000 shares issuable upon the exercise of warrants that are exercisable upon the earlier of 120 days from the date of the purchase agreement and the date of this prospectus.

12 Includes 35,000 shares issuable upon the exercise of warrants that are exercisable upon the earlier of 120 days from the date of the purchase agreement and the date of this prospectus.

13 Includes 200,000 shares issuable upon the exercise of warrants that are exercisable upon the earlier of 120 days from the date of the purchase agreement and the date of this prospectus.

14 Includes 20,000 shares issuable upon the exercise of warrants that are exercisable upon the earlier of 120 days from the date of the purchase agreement and the date of this prospectus.

15 Includes 135,000 shares issuable upon the exercise of warrants that are exercisable upon the earlier of 120 days from the date of the purchase agreement and the date of this prospectus.

16 Includes 40,000 shares issuable upon the exercise of warrants that are exercisable upon the earlier of 120 days from the date of the purchase agreement and the date of this prospectus.

17 Includes 35,000 shares issuable upon the exercise of warrants that are exercisable upon the earlier of 120 days from the date of the purchase agreement and the date of this prospectus.

18 Includes 300,000 shares issuable upon the exercise of warrants that are exercisable upon the earlier of 120 days from the date of the purchase agreement and the date of this prospectus.

19 Includes 150,000 shares issuable upon the exercise of warrants that are exercisable upon the earlier of 120 days from the date of the purchase agreement and the date of this prospectus.

20 Pursuant to the finder's agreement with The Shemano Group, Inc., we issued warrants to purchase 139,760 shares of our common stock to Gary J. Shemano as partial consideration for services rendered to us in connection with the private placement. In addition, we have agreed, pursuant to the finder's agreement, to issue warrants to purchase an additional 33,542 shares of our common stock to Gary J. Shemano upon the exercise of the warrants issued to the other selling stockholders named herein.

21 Pursuant to the finder's agreement with The Shemano Group, Inc., we issued warrants to purchase 104,820 shares of our common stock to Michael R. Jacks as partial consideration for services rendered to us in connection with the private placement. In addition, we have agreed, pursuant to the finder's agreement, to issue warrants to purchase an additional 25,156 shares of our common stock to Michael R. Jacks upon the exercise of the warrants issued to the other selling stockholders named herein.

22 Pursuant to the finder's agreement with The Shemano Group, Inc., we issued warrants to purchase 52,410 shares of our common stock to Mark Lamb as partial consideration for services rendered to us in connection with the private placement. In addition, we have agreed, pursuant to the finder's agreement, to issue warrants to purchase an additional 12,578 shares of our common stock to Mark Lamb upon the exercise of the warrants issued to the other selling stockholders named herein.

23 Pursuant to the finder's agreement with The Shemano Group, Inc., we issued warrants to purchase 52,410 shares of our common stock to Scott Cacchione as partial consideration for services rendered to us in connection with the private placement. In addition, we have agreed, pursuant to the finder's agreement, to issue warrants to purchase an additional 12,578 shares of our common stock to Scott Cacchione upon the exercise of the warrants issued to the other selling stockholders named herein.

24 Includes 200,000 shares issuable upon the exercise of warrants that are exercisable upon the earlier of 120 days from the date of the purchase agreement and the date of this prospectus.

25 Includes 25,090 shares issuable upon the exercise of warrants that are exercisable upon the earlier of 120 days from the date of the purchase agreement and the date of this prospectus.

26 Includes 119,743 shares issuable upon the exercise of warrants that are exercisable upon the earlier of 120 days from the date of the purchase agreement and the date of this prospectus.

27 Includes 50,292 shares issuable upon the exercise of warrants that are exercisable upon the earlier of 120 days from the date of the purchase agreement and the date of this prospectus.

28 Includes 14,875 shares issuable upon the exercise of warrants that are exercisable upon the earlier of 120 days from the date of the purchase agreement and the date of this prospectus.

29 Includes 80,000 shares issuable upon the exercise of warrants that are exercisable upon the earlier of 120 days from the date of the purchase agreement and the date of this prospectus.

30 Includes 240,000 shares issuable upon the exercise of warrants that are exercisable upon the earlier of 120 days from the date of the purchase agreement and the date of this prospectus.

                             GOVERNMENT REGULATIONS

Federal Regulation

          The FCC regulates interstate and international communications services, including access to local telephone facilities to place and receive interstate and international calls. We provide these services as a common carrier. The FCC imposes more regulation on common carriers that have some degree of market power, such as incumbent local exchange carriers. The FCC imposes less regulation on common carriers without market power, including competitive common carriers like us. The FCC grants automatic authority to carriers to provide interstate long distance service, but requires common carriers to receive an authorization to construct and operate communications facilities, and to provide or resell communications services, between the United States and international points.

          The requirement that incumbent carriers unbundle their network elements has been implemented through rules adopted by the FCC. In January 1999, the United States Supreme Court confirmed the FCC's broad authority to issue these rules, but vacated a particular rule that defined the network elements the incumbent carriers must offer. In a November 1999 order, the FCC reaffirmed that incumbent carriers must provide unbundled access to a minimum of six network elements including local loop and transport facilities (the elements in primary use by us). In December 2001, the FCC initiated a review of the network element unbundling rules, which is discussed below. Also, in February 2002, the FCC requested comments on a number of issues relating to regulation of broadband Internet access services offered over telephone company facilities, including whether the incumbent carriers should continue to be required to offer the elements of these services on an unbundled basis. Any change in the existing rules that would reduce the obligation of incumbent carriers to offer network elements to us on an unbundled basis could adversely affect our business plan.

          In November 2001, the FCC initiated two rulemaking proceedings to establish a core set of national performance measurements and standards for evaluating an incumbent carrier's performance in provisioning wholesale facilities and services to competitors. It sought comment on a set of specific performance measurements and on related issues of implementation, reporting requirements, and enforcement mechanisms. We cannot predict the ultimate outcome of these proceedings.

          We have intervened on behalf of the FCC in an appeal filed by AT&T seeking to overturn the FCC's declaratory ruling in CCB/CPD No. 01-02, in which the FCC concluded that a long distance carrier may not refuse a call from/to an access line served by a competitive local carrier with presumptively reasonable access rates. We have appealed the FCC's order in CC Docket No. 96-262, in which the FCC, among other things, established benchmark rates for competitive local carrier switched access charges. We cannot predict the outcome of these appeals.

          Verizon has obtained authority to provide interLATA long distance services in substantially all of its operating areas and SBC has obtained authority to provide interLATA long distance services in approximately half of its operating areas. During 2003, the regional Bell operating companies are likely to complete this process and be authorized to compete throughout their operating areas with packages of bundled services, or "one stop shopping." With the completion of this process, incentives for incumbent carriers to improve service to competitive carriers like us in order to obtain interLATA long distance authority will be virtually eliminated while at the same time, the regional Bell operating companies will be in a position to become more efficient and attractive competitors.

          In December 2001, the FCC initiated a review of the current regulatory requirements for incumbent carriers' broadband telecommunications services. Incumbent carriers are generally treated as dominant carriers, and hence are subject to certain regulatory requirements, such as tariff filings and pricing requirements. In this proceeding, the FCC seeks to determine what regulatory safeguards and carrier obligations, if any, should apply when a carrier that is dominant in the provision of traditional local exchange and exchange access services provides broadband service. A decision by the FCC to exempt the incumbent carriers' broadband services from traditional regulation could have a significant adverse competitive impact.

          In August 2003, the FCC released its Triennial Review Order in connection with the Commission's review of unbundled network elements or UNEs the incumbent carriers are required to sell to competitive carriers such as us at forward looking or TELRIC (total element long run incremental cost) rates, which reflect efficient costs plus a reasonable profit. Competitive carriers such as us may depend upon their ability to obtain access to these UNEs in order to provision services to their customers. The FCC ordered that it would de-regulate access to the incumbent carriers' fiber/broadband network but would continue to require that incumbents provide access to their copper network and to DS-1 and DS-3 loops and transport. We primarily buy access to the incumbents' copper network and to DS-1s/T-1s. Portions of the order are being challenged by both incumbent carriers and competitive carriers. We have joined with other competitive carriers to challenge the exemption of incumbent carriers from broadband unbundling. While this does not presently impact us it could have a future significant adverse negative impact. The "triennial review" decision is complex and it will have a significant impact on telecommunications competition, but it is not possible at this time to predict the full extent of its impact upon us or our competition.

          In September 2003, the FCC initiated a review of the rules applicable to the pricing of UNEs. After the passage of the Telecommunications Act of 1996, the FCC adopted its current pricing rules based on Total Element Long Run Incremental Cost (TELRIC) of a UNE. The FCC will review its rules to determine whether the rules foster competition and investment. We cannot predict the outcome of this review.

          In May 1997, the FCC released an order establishing a significantly expanded federal universal service subsidy program. The FCC is considering proposals to change the way contributions are assessed, but we cannot predict when or whether the FCC will act on these proposals.

State Regulation

          State regulatory agencies have jurisdiction over our intrastate services, including our rates. State agencies require us to file periodic reports, pay various fees and assessments and comply with rules governing quality of service, consumer protection and similar issues. These agencies may also have to approve the transfer of assets or customers located in the state, a change of control of our company or our issuance of securities or assumption of debt. The specific requirements vary from state to state. State regulatory agencies also must approve our interconnection agreements with incumbent carriers. Price cap or rate of return regulation for competitive carriers does not apply in any of our current markets. However, we cannot assure you that the imposition of new regulatory burdens in a particular state will not affect the profitability of our services in that state. For example, recently enacted legislation in Nevada will limit the state public utility commission regulation of the incumbent carrier's broadband services and increase the incumbent carrier's flexibility in pricing its services, which could have a significant adverse competitive impact. In Illinois, recent passage of a bill would permit SBC to raise the rates it charges competitors to use its local lines. A federal court has issued a temporary restraining order barring implementation of this law pending the outcome of litigation filed by us and other carriers to strike down the law as violative of the Telecommunications Act and Supreme Court precedent. If the law is ultimately passed, it could also have a significant adverse competitive impact in that market.

          The FCC Triennial Review Order provides for state regulatory agencies to determine whether competitive carriers would be impaired if certain unbundled network elements - switching, transport, local loops - should be removed from the list of UNEs that incumbent carriers must provide. Since we utilize our own switches, a finding of non-impairment in connection with the switching UNE would not adversely impact us. The Triennial Review Order concluded that competitive carriers would be impaired without loops and transport UNEs. However, we cannot predict the outcome of these state proceedings. A finding of non-impairment by state regulatory agencies could have a significant adverse negative impact.

                          DESCRIPTION OF CAPITAL STOCK

          Our certificate of incorporation permits us to issue up to 1,000,000,000 shares of common stock, par value $0.001 per share and up to 50,000,000 shares of preferred stock, par value $0.001 per share. As of October 20, 2003, there were 78,207,492 shares of common stock outstanding, including the outstanding shares held by the selling stockholders. The following description of our common stock and provisions of our certificate of incorporation and by-laws is only a summary, and we encourage you to review complete copies of our certificate of incorporation and by-laws, which we have previously filed with the SEC.

Common Stock

          Holders of our $0.001 par value common stock are entitled to receive ratably such dividends and other distributions in cash, stock of any corporation or property of ours as may be declared thereon by the Board of Directors from time to time out of our assets or funds legally available therefor and shall be entitled, after payment of all prior claims, to receive ratably all of our assets upon the liquidation, dissolution or winding up. Each holder of common stock at every meeting of the stockholders shall be entitled to one vote in person or by proxy for each share of common stock held by such holder. Holders of common stock are not entitled to cumulative voting for the election of directors. There are no preemptive, conversion, redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and non-assessable.

          Our common stock is quoted on the NASD Over-the-Counter Bulletin Board under the symbol "MPOW."

Preferred Stock

          Our certificate of incorporation authorizes the Board of Directors to issue preferred stock in one or more series. The description of shares of each series of preferred stock, including the number of shares to be included in such series, any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption are to be determined as set forth in resolutions adopted by the Board of Directors establishing such series of preferred stock. Our company may issue, without the approval of the holders of common stock, preferred stock which has voting, dividend or liquidation rights superior to the common stock and which may adversely affect the rights of holders of common stock. The issuance of preferred stock could, among other things, adversely affect the voting power of the holders of common stock and could have the effect of delaying, deferring or preventing a change in control of our company.

Dividends

          We have never paid a cash dividend on our common stock and do not plan to pay dividends on our common stock for the foreseeable future. As a holding company, our ability to pay dividends depends on a number of factors, including the earnings of, and cash flow available from, our operating companies.

Delaware Law and our Certificate of Incorporation and By-law Provisions may have an Anti-Takeover Effect

          Provisions in our certificate of incorporation, by-laws and Delaware law could make it harder for someone to acquire us through a tender offer, proxy contest or otherwise. We are governed by the provisions of Section 203 of the Delaware General Corporate Law, which provides that a person who owns (or within three years, did own) 15% or more of a company's voting stock is an "interested stockholder." Section 203 prohibits a public Delaware corporation from engaging in a business combination with an interested stockholder for a period commencing three years from the date in which the person became an interested stockholder unless:

          o the board of directors approved the transaction that resulted in the stockholder becoming an interested stockholder;

          o upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation (excluding shares owned by officers, directors, or certain employee stock purchase plans); or

          o at or subsequent to the time the transaction is approved by the board of directors, there is an affirmative vote of at least 66.67% of the outstanding voting stock.

          Section 203 could prohibit or delay mergers or other takeover attempts against us and accordingly, may discourage attempts to acquire us through tender offer, proxy contest or otherwise.

          Our certificate of incorporation and by-laws include certain restrictions on who may call a special meeting of stockholders and prohibit certain actions by written consent of the holders of common stock. These provisions could delay, deter or prevent a future takeover or acquisition of us unless such takeover or acquisition is approved by our board of directors. We have a staggered board of directors, so that it would take three successive annual meetings to replace all directors.

Limitations on Liability and Indemnification of Officers and Directors

          Our certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, including, without limitation, directors serving on committees of our board of directors. Directors remain liable for:

          o    any breach of the director's duty of loyalty to its stockholders;

          o any act or omission not in good faith or which involves intentional misconduct or a knowing violation of the law;

          o any violation of Section 174 of the DGCL, which proscribes the payment of dividends and stock purchases or redemptions under certain circumstances; and

          o any transaction from which the directors derive an improper personal benefit.

          This provision, however, has no effect on the availability of equitable remedies such as an injunction or rescission. Additionally, this provision will not limit liability under state or federal securities laws.

          Our certificate of incorporation provides that we shall indemnify our officers and directors to the fullest extent permitted by such law. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

Rights Agreement

          The terms of our rights agreement are complex and not easily summarized. This summary may not contain all of the information that is important to you. Accordingly, you should carefully read our rights agreement, as amended, that is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. The following description of the rights granted pursuant to the rights agreement does not purport to be complete and is qualified in its entirety by reference to our rights agreement.

          On July 10, 2003, our Board of Directors declared a distribution of one right for each outstanding share of common stock, par value $0.001 per share, to stockholders of record at the close of business on July 11, 2003 and for each share of company common stock issued (including shares distributed from Treasury) by our company thereafter and prior to the Distribution Date (as defined in the Rights Agreement between us and Continental Stock Transfer & Trust Company as Rights Agent, dated as of July 10, 2003 (the "Rights Agreement")). Each right entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from us one one-thousandth of a share (a "Unit") of Series A Preferred Stock, par value $0.001 per share (the "Preferred Stock"), at a purchase price of $6.00 per Unit, subject to adjustment. The purchase price is payable in cash or by certified or bank check or money order payable to our, or by wire transfer of immediately available funds to the account of our company. The description and terms of the rights are set forth in the Rights Agreement.

          Initially, the rights will attach to all certificates representing shares of our outstanding common stock, and no separate Rights Certificates will be distributed. The rights will separate from our common stock and the Distribution Date will occur upon the earlier of (i) 10 days following a public announcement (the date of such announcement being the "Stock Acquisition Date") that a person or group of affiliated or associated persons (other than us, any Subsidiary of ours or any employee benefit plan of ours or such Subsidiary) (an "Acquiring Person") has acquired, obtained the right to acquire or otherwise obtained beneficial ownership of 15% or more of the then-outstanding shares of our common stock, and (ii) 10 business days (or such later date as may be determined by action of our Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the then-outstanding shares of our common stock. Until the Distribution Date, (i) the rights will be evidenced by our common stock certificates and will be transferred with and only with our common stock certificates, (ii) new common stock certificates issued after July 10, 2003 (also including shares distributed from treasury stock) will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates representing our outstanding common stock will also constitute the transfer of the rights associated with our common stock represented by such certificates.

          The rights are not exercisable until the Distribution Date and will expire at the close of business on the tenth anniversary of the Rights Agreement (the "Final Expiration Date"), unless earlier redeemed by us as described below.

          As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of our common stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the rights.

          In the event that (i) we are the surviving corporation in a merger with an Acquiring Person and shares of our common stock shall remain outstanding, (ii) a person becomes an Acquiring Person, (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., by means of a reverse stock split or recapitalization) (each such event being a "Section 11(a)(ii) Event"), then, in each such case, each holder of a right will thereafter have the right to receive, upon exercise, Units of Preferred Stock (or, in certain circumstances, our common stock, cash, property or other securities of ours) having a value equal to two times the exercise price of the right. The exercise price is the purchase price multiplied by the number of Units of Preferred Stock issuable upon exercise of a right prior to the events described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

          In the event that, at any time following the Stock Acquisition Date,
(i) we are acquired in a merger (other than a merger described in the preceding paragraph) or other business combination transaction and we are not the surviving corporation, (ii) any Person consolidates or merges with us and all or part of our common stock is converted or exchanged for securities, cash or property of any other Person or (iii) 50% or more of our assets or earning power is sold or transferred, each holder of a right (except rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the Acquiring Person having a value equal to two times the exercise price of the right.

          The purchase price payable, and the number of Units of Preferred Stock issuable upon exercise of the rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to the holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

          With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. We are not required to issue fractional Units. In lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock prior to the date of exercise.

          At any time prior to the earlier of (i) 10 business days following the Stock Acquisition Date or (ii) the Final Expiration Date, our Board of Directors may redeem the rights in whole, but not in part, at a price of $0.0001 per right (the "Redemption Price"), payable, at the election of our Board of Directors, in cash or shares of our common stock. Immediately upon the action of our Board of Directors ordering the redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the Redemption Price.

          Our Board of Directors, at its option, may exchange each right for (i) one Unit of Preferred Stock or (ii) such number of Units of Preferred Stock as will equal (x) the difference between the aggregate market price of the number of Units of Preferred Stock to be received upon a Section 11(a)(ii) Event and the purchase price divided by (y) the market price per Unit of Preferred Stock upon the Section 11(a)(ii) Event.

          Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of ours, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to stockholders or to us, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for Units of Preferred Stock (or other consideration).

          The Rights Agreement may be amended in any way by our Board of Directors at any time prior to the Distribution Date. After the Distribution Date, we may supplement or amend the Rights Agreement without the approval of rights holders in order (a) to cure any ambiguity, (b) to correct or supplement any defective or inconsistent provision, (c) to shorten or lengthen any time period as permitted by the Rights Agreement or (d) to change or supplement the Rights Agreement in any manner which would not adversely affect the interests of rights holders.

          A total of 100,000 shares of Preferred Stock will be reserved for issuance upon exercise of the rights. The Units of Preferred Stock that may be acquired upon exercise of the rights will be nonredeemable and subordinate to any other shares of preferred stock that may be issued by us.

          Each Unit of Preferred Stock will have a minimum preferential quarterly dividend rate of $0.01 per Unit but will, in any event, be entitled to a dividend equal to the per share dividend declared on our common stock.

          In the event of liquidation, the holder of a Unit of Preferred Stock will receive a preferred liquidation payment equal to the greater of $0.01 per Unit and the per share amount paid in respect of a share of our common stock.

          Each Unit of Preferred Stock will have one vote, voting together with our common stock. The holders of Units of Preferred Stock, voting as a separate class, shall be entitled to elect two directors if dividends on the Preferred Stock are in arrears for six consecutive fiscal quarters.

          In the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, each Unit of Preferred Stock will be entitled to receive the per share amount paid in respect of each share of our common stock.

          The rights of holders of the Preferred Stock to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

          Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the economic value of one Unit of Preferred Stock that may be acquired upon the exercise of each right should approximate the economic value of one share of our common stock.

          The rights may have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board of Directors unless the offer is conditioned on a substantial number of rights being acquired. However, the rights should not interfere with any merger or other business combination approved by our Board of Directors because the rights may be redeemed by the Board of Directors at a nominal price of $0.0001 per right at any time on or prior to the tenth day after a public announcement made by either us or the acquiring person or group that such person or group has acquired beneficial ownership of 15% or more of our common stock (subject to extension by our Board of Directors). Thus, the rights are intended to encourage persons who may seek to acquire control of us to initiate such an acquisition through negotiations with our Board of Directors. However, the effect of the rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in the equity securities of, or seeking to obtain control of, us. To the extent any potential acquirors are deterred by the rights, the rights may have the effect of preserving incumbent management in office.

Transfer Agent and Registrar

          The transfer agent and registrar for our common stock is Continental Stock Transfer and Trust Company, and its telephone number at this location is
(212) 509-4000.


          CERTAIN U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

          The following is a summary of the material U.S. federal income and estate tax consequences to you of the ownership and disposition of our common stock if you are a Non-U.S. Holder. You are a "Non-U.S. Holder" if you are a beneficial owner of our common stock that is, for U.S. federal income tax purposes (i) an individual who is not a citizen or resident of the United States; (ii) a corporation that was not created or organized in or under the laws of the United States (or any political subdivision thereof); or (iii) an estate or trust whose income is not subject to U.S. federal income tax on a net basis regardless of its source.

          This summary does not apply to you if you do not hold our common stock as a capital asset (i.e., generally, for investment), or if you are subject to special treatment under U.S. federal tax law (e.g., if you are a bank, insurance company, dealer in securities, controlled foreign corporation, passive foreign investment company, foreign personal holding company, a company that accumulates earnings to avoid U.S. federal income tax, a foreign tax-exempt organization, or a former U.S. citizen or resident; if you hold our common stock as part of a "straddle, hedge, conversion or other risk-reduction transaction; if you hold or receive our common stock as compensation; or if you are a partnership or other pass-through entity). This summary does not consider specific facts and circumstances that may be relevant to your particular tax position and does not consider U.S. state and local or non-U.S. tax consequences. The U.S. federal tax consequences for a partner in a partnership holding our common stock generally will depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock then you should consult your own tax advisor.

          This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations, and administrative and judicial interpretations, all as in effect on the date hereof and all of which are subject to change (possibly retroactively).

          This summary is included for general information purposes only. You are urged to consult your own tax advisor regarding the U.S. federal, state, local and non-U.S. tax consequences to you of the ownership and disposition of our common stock.

U.S. Trade or Business Income

          You generally will be subject to U.S. federal income tax on a net income basis at regular, graduated U.S. federal income tax rates with respect to any dividends that you receive in respect of our common stock, and with respect to any gain that you realize on the sale, exchange or other disposition of our common stock, if such income or gain is effectively connected with a U.S. trade or business conducted by you (and, if an income tax treaty applies, is attributable to a U.S. permanent establishment maintained by you). Generally, any such effectively connected income or gain will not be subject to U.S. federal withholding tax provided that you comply with applicable certification and disclosure requirements. If you are a corporation then you may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or lower treaty rate) with respect to any effectively connected income or gain.

Dividends

          Except as discussed above under the caption "U.S. Trade or Business Income," any dividends that you receive in respect of our common stock generally will be subject to U.S. federal withholding tax at a 30% rate. However, we or our paying agent generally may elect not to withhold on a dividend to the extent that such dividend is not paid out of our current or accumulated earnings and profits (based on a reasonable estimate made by us under applicable Treasury regulations). The 30% withholding rate may be reduced if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Generally, to claim the benefits of an income tax treaty, you will be required to provide a properly executed IRS Form W-8BEN and satisfy applicable certification and other requirements. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty then you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the Internal Revenue Service. You should consult your own tax advisor regarding your entitlement to benefits under an income tax treaty.

Disposition of Our Common Stock

          Except as discussed above under the caption "U.S. Trade or Business Income," any gain that you realize on the sale, exchange or other disposition of our common stock generally will not be subject to U.S. federal income tax unless:

          o you are an individual present in the United States for 183 or more days in the taxable year of the disposition and you meet certain other requirements; or

          o we are or have been a "U.S. real property holding corporation" (a "USRPHC") for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and your holding period for our common stock.

          The tax relating to stock in a USRPHC will not apply to you if your holdings (actual and constructive) at all times during the applicable period amount to 5% or less of our common stock, provided that our common stock is regularly traded on an established securities market. Generally, we would be treated as a USRPHC if the fair market value of our "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business. We believe that we have not been and are not currently a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC, or that our common stock will be considered "regularly traded" for this purpose, at the particular time of your disposition of our common stock.

U.S. Federal Estate Tax

          If you are an individual who is a Non-U.S. Holder at the time of death then any common stock owned (or treated as owned) by you at such time will be included in your gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

          We must report annually to the Internal Revenue Service and to you any dividend income that is subject to withholding or that is exempt from U.S. federal withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside. Under certain circumstances, the Code imposes a backup withholding obligation at a rate of 28% for dividends paid in 2003 and thereafter, increasing to 31% in 2011. Dividends paid to you in respect of our common stock generally will be exempt from backup withholding if you provide a properly executed IRS Form W-8BEN or otherwise establish an exemption.

          The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker (U.S. or non-U.S.) will be subject to information reporting and possible backup withholding unless you certify as to your non-U.S. status under penalties of perjury or otherwise establish an exemption (and the broker does not have actual knowledge that you are a U.S. person or that the conditions of such other exemption are not, in fact, satisfied). The payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a "U.S.-related person"). In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S.-related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that you are a Non-U.S. Holder and the broker has no knowledge to the contrary.

          Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you generally will be refunded or credited against your U.S. federal income tax liability (if any) provided that you furnish the required information to the Internal Revenue Service. You should consult your own tax advisor regarding the application of the information reporting and backup withholding rules to you in your particular circumstances.

                              PLAN OF DISTRIBUTION

          We will not receive any of the proceeds of the sale of our common stock offered by this prospectus. The selling stockholders of our common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

          o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

          o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

          o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

          o an exchange distribution in accordance with the rules of the applicable exchange;

          o    privately negotiated transactions;

          o    settlement of short sales;

          o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

          o    a combination of any such methods of sale; and

          o    any other method permitted pursuant to applicable law.

          The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), if available, rather than under this prospectus.

          Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

          The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

          The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

          Under the registration rights agreement, dated as of September 25, 2003, we agreed to use our commercially reasonable efforts to keep the Registration Statement continuously effective under the Securities Act until the date when all Registrable Securities covered by the Registration Statement have been sold or may be sold without volume restrictions pursuant to Rule 144(k).

          Under the registration rights agreement, we and the selling stockholders will each indemnify the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

          We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of our common stock to the public other than discounts and commissions of brokers and the fees of the selling stockholders' counsel.

                       WHERE YOU CAN FIND MORE INFORMATION

          We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC at its public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public on the Internet, through a database maintained by the SEC at http://www.sec.gov.

          The SEC allows us to incorporate by reference into this document the information we filed with it. This means that we can disclose important business, financial and other information to you by referring you to other documents separately filed with the SEC. All information incorporated by reference is part of this document, unless and until that information is updated and superseded by the information contained in this document or any information incorporated later.

          We incorporate by reference the documents listed below:

          1. Our current reports on Form 8-K filed on March 28, 2003, April 22, 2003, May 8, 2003, July 16, 2003, August 6, 2003 and
               September 30, 2003;

          2. Our annual report on Form 10-K for the fiscal year ended December 31, 2002;

          3. Our quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2003 and June 30, 2003;

          4. The description of our common stock contained in our registration statement on Form 8-A, filed pursuant to Section 12(g) of the Securities Exchange Act of 1934 on July 30, 2002; and

          5.   Our definitive proxy statement filed on October 9, 2003.

          You may request a copy of these filings, at no cost, by writing or telephoning our Legal Department at the following address:

                           Mpower Holding Corporation
                          175 Sully's Trail, Suite 300
                               Pittsford, NY 14534
                                 (585) 218-6550

          We also incorporate by reference all future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") on or (1) after the date of the filing of the registration statement containing this prospectus and prior to the effectiveness of such registration statement and (2) after the date of this prospectus and prior to the termination of the offering made hereby.

          You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus and information incorporated by reference into this prospectus, is accurate only as of the date of the documents containing the information. Our business, financial condition, results of operation and prospects may have changed since that date.

          The information in this prospectus may not contain all of the information that may be important to you. You should read the entire prospectus, as well as the documents incorporated by reference in this prospectus, before making an investment decision.

                                  LEGAL MATTERS

          The validity of our common stock issued hereunder will be passed upon for us by Shearman & Sterling LLP, New York, New York. In addition, certain U.S. federal tax consequences for non-U.S. holders of our common stock will be passed upon for us by Shearman & Sterling LLP, New York, New York.

                                     EXPERTS

         The financial statements and related financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K have been audited by Deloitte & Touche, LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the preparation of the consolidated financial statements in conformity with AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, and an explanatory paragraph regarding a going concern uncertainty), and have been so incorporated in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

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                                15,962,145 Shares



                           MPOWER HOLDING CORPORATION



                                  Common Stock







                            _________________________

                                   PROSPECTUS
                            _________________________












                                               , 2003


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                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

          The following table sets forth all fees and expenses payable by us in connection with the issuance and distribution of our common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses, except the SEC registration fee, are estimated.

          Securities and Exchange Commission registration fee........ $2,015
          Legal fees and expenses.................................... $150,000
          Accounting fees and expenses............................... $10,000
          Printing expenses.......................................... $15,000
          Miscellaneous (Finders' Fees).............................. $1,280,228
                                                                      ----------
                  Total.............................................. $1,457,243


Item 15.  Indemnification of Directors and Officers.

          Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership or other enterprise, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe their conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of the action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made against expense in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

          Our certificate of incorporation and by-laws provide that we shall, to the maximum extent permitted under Delaware law, indemnify any director or officer of the corporation who is or was made a party to any action or proceeding by reason of the fact that he or she is or was an agent of the corporation, against liability incurred in connection with such action or proceeding. We have entered into agreements with our directors, executive officers and some of our other officers implementing such indemnification. In addition, our certificate of incorporation limits, to the fullest extent permitted by Delaware law, the liability of directors for monetary damages for breach of fiduciary duty. We may also purchase and maintain insurance policies insuring our directors and officers against certain liabilities they may incur in their capacity as directors and officers.

Item 16.  Exhibits and Financial Statements Schedule.

          The exhibits to this registration statement are listed in the Exhibit Index to this registration statement, which Exhibit Index is hereby incorporated by reference.

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Item 17.  Undertakings.

A.   The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (ss.230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3 (ss.239.13 of this chapter) or Form S-8 (ss.239.16b of this chapter) or Form F-3 (ss.239.33 of this chapter), and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, we certify that we have reasonable grounds to believe that we meet all of the requirements for filing on Form S-3 and have duly caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized, in the town of Pittsford, State of New York, on October 24, 2003.

                              MPOWER HOLDING CORPORATION

                              By:      /s/ Rolla P. Huff
                                 ------------------------------------
                                                Rolla P. Huff
                               Chief Executive Officer and Chairman of the Board

          Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on October 24, 2003.

                                Power of Attorney

          Each individual whose signature appears below constitutes and appoints Rolla P. Huff and Russell I. Zuckerman, and each of them singly, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this registration statement and any and all amendments thereto, including post-effective amendments, and to file the same, with all exhibits thereto, any related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all the said attorneys-in-fact and agents or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

            Signature                                   Title
       /s/ Rolla P. Huff                Chief Executive Officer and Chairman of
-----------------------------------     the Board principal executive officer
           Rolla P. Huff

       /s/ Joseph M. Wetzel             President and Chief Operating Officer
-----------------------------------     chief operating officer
         Joseph M. Wetzel

       /s/ S. Gregory Clevenger         Executive Vice President and Chief
-----------------------------------     Financial Officer principal financial
        S. Gregory Clevenger            officer

       /s/Michael J. Tschiderer         Vice President of Finance, Controller
-----------------------------------     and Treasurer principal accounting
        Michael J. Tschiderer           officer

       /s/ Anthony J. Cassara           Director
-----------------------------------
        Anthony J. Cassara

       /s/Michael E. Cahr               Director
-----------------------------------
         Michael E. Cahr

       /s/Michael M. Earley             Director
-----------------------------------
         Michael M. Earley

       /s/ Robert M. Pomeroy            Director
-----------------------------------
         Robert M. Pomeroy

       /s/ Richard L. Shorten, Jr.      Director
-----------------------------------
         Richard L. Shorten, Jr.

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                                  EXHIBIT INDEX

  Exhibit
   Number        Description of Exhibit
---------        ----------------------

      2.1 Findings of Fact, Conclusions of Law, and Order Under Section 1129 of the Bankruptcy Code and Rule 3020 of the Bankruptcy Rules Confirming Debtors' First Amended Joint Plan of Reorganization, dated July 17, 2002 (incorporated by reference to Mpower Holding Corporation's Registration Statement on Form S-4 filed with the Commission on April 13, 2001).
      2.2 Debtors' First Amended Joint Plan of Reorganization dated May 20, 2002 (incorporated by reference to Mpower Holding Corporation's Registration Statement on Form S-4 filed with the Commission on April 13, 2001).
      2.3 Debtors' First Amended Disclosure Statement dated May 20, 2002 (incorporated by reference to Mpower Holding Corporation's Registration Statement on Form S-4 filed with the Commission on April 13, 2001).
      2.4 Amended and Restated Agreement and Plan of Merger among Mpower Communications Corp., Mpower Holding Corporation and Mpower Merger Company, Inc., dated as of April 12, 2001 (incorporated by reference to Mpower Holding Corporation's Registration Statement on Form S-4 filed with the Commission on April 13,
                 2001).
      2.5 Asset Purchase Agreement, dated as of January 8, 2003, between Mpower and LDMI Telecommunications, Inc. (incorporated by reference to Mpower Holding Corporation's Current Report on Form 8-K filed with the Commission on April 22, 2003).
      2.6 Amendment No. 1 to Asset Purchase Agreement, dated as of February 6, 2003, between Mpower and LDMI Telecommunications, Inc. (incorporated by reference to Mpower Holding Corporation's Current Report on Form 8-K filed with the Commission on April 22, 2003).

      2.7 Asset Contribution Agreement, effective as of December 31, 2002, between Mpower and Xspedius Equipment Leasing, LLC (incorporated by reference to Mpower Holding Corporation's Current Report on Form 8-K filed with the Commission on April 22, 2003).

      2.8 Asset Purchase Agreement, dated as of January 8, 2003, between Mpower, Florida Digital Network, Inc. and Southern Digital Network, Inc. (incorporated by reference to Mpower Holding Corporation's Current Report on Form 8-K filed with the Commission on April 22, 2003).

      2.9 Acknowledgement and Amendment No. 1 to Asset Purchase Agreement, dated as of April 7, 2003, between Mpower, Florida Digital Network, Inc. and Southern Digital Network, Inc. (incorporated by reference to Mpower Holding Corporation's Current Report on Form 8-K filed with the Commission on April 22, 2003).)

     2.10 Asset Purchase Agreement, dated as of February 6, 2003, between Mpower and LDMI Telecommunications, Inc. (incorporated by reference to Mpower Holding Corporation's Current Report on Form 8-K filed with the Commission on April 22, 2003).

      4.1 See the Second Amended and Restated Certificate of Incorporation and the Amended and Restated By-laws (incorporated by reference to Mpower Holding Corporation's Registration Statement of Form 8-A filed with the Commission on July 30, 2002.)

      4.2 Form of New Key Employee Option Plan adopted by Mpower Holding Corporation (incorporated by reference to Mpower Holding Corporation's Registration Statement of Form 8-A filed with the Commission on July 30, 2002).

      4.3 Form of Registration Rights Agreement, to be entered into by Mpower Holding Corporation pursuant to the Final Plan (incorporated by reference to Mpower Holding Corporation's Registration Statement of Form 8-A filed with the Commission on July 30, 2002).

      4.4 Rights Agreement between Mpower Holding Corporation and Continental Stock Transfer & Trust Company as Rights Agent (incorporated by reference to Mpower Holding Corporation's Registration Statement on Form 8-K filed with the Commission on July 16, 2003).

      4.5 Form of Securities Purchase Agreement among Mpower Holding Corporation and the Purchasers identified therein (incorporated by reference to Mpower Holding Corporation's Current Report on Form 8-K filed with the Commission on September 30, 2003).

      4.6 Form of Registration Rights Agreement among Mpower Holding Corporation and the Purchasers identified therein (incorporated by reference to Mpower Holding Corporation's Current Report on Form 8-K filed with the Commission on September 30, 2003).

      4.7 Form of Warrant (incorporated by reference to Mpower Holding Corporation's Current Report on Form 8-K filed with the Commission on September 30, 2003).

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     +5.1        Opinion of Shearman & Sterling LLP, as to the validity of the securities being registered.

     +8.1        Opinion of Shearman & Sterling LLP, as to tax matters.

    +23.1        Consent of Deloitte & Touche LLP.

    +24.1        Powers of Attorney (included on signature page).
_______________
+   Filed herewith.

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